                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of December, 2005

                            CHINA ENTERPRISES LIMITED
                            -------------------------
                 (Translation of Registrant's Name Into English)


      8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
      --------------------------------------------------------------------
                    (Address of Principal Executive Offices)



             (Indicate by check mark whether the registrant files or
                  will file annual reports under cover of
                            Form 20-F or Form 40-F.)

                           Form 20-F   X   Form 40-F
                                      ---             ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                Yes      No  X
                                    ---     ---


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                            CHINA ENTERPRISES LIMITED
                                  PRESS RELEASE

            CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004


NEW YORK, December 13, 2005 - The Board of Directors of China Enterprises Limited ("the Company") announces the following financial information of the Company for the year ended December 31, 2004: -

Financial highlights of the Company

                                                          Year ended               Year ended
                                                      December 31, 2003        December 31, 2004         Change %
-------------------------------------------------- ------------------------ ------------------------ ------------------
Revenues                                             Rmb2,808.4M              Nil                          N/A
-------------------------------------------------- ------------------------ ------------------------ ------------------
Profit/(Loss) from continuing operations             Rmb(56.8M)               Rmb181.9M                    420.4%
-------------------------------------------------- ------------------------ ------------------------ ------------------
Loss from discontinued operations                    Rmb(7.8M)                Nil                          N/A
-------------------------------------------------- ------------------------ ------------------------ ------------------
Net profit/(loss)                                    Rmb(64.6M)               Rmb181.9M                    381.9%
-------------------------------------------------- ------------------------ ------------------------ ------------------
Net earning/(loss) per common share                  Rmb(7.16)                Rmb20.18                     381.9%
-------------------------------------------------- ------------------------ ------------------------ ------------------

For the year ended December 31, 2004, no turnover was derived from the manufacturing and trading of tires products following the disposal of interest in subsidiaries engaged in tire business in September 2003. Since the Company did not have any other operating subsidiary, its financial results in fiscal 2004 was greatly depended on the share of results of its affiliates, including the tire business and travel business.

Profit from continuing operations increased to Rmb181.9 million in 2004 compared to a loss of Rmb56.8 million in 2003. This is mainly attributable to the changes in the fair value of the conversion right attached to the unlisted convertible note issued by Wing On Travel Holdings Limited ("Wing On") amounted to Rmb59.9 million and the equity in profit of Wing On and Hangzhou Zhongce Rubber Co., Ltd ("Hangzhou Zhongce") amounting to Rmb62.7 million and Rmb29.7 million, respectively.

Loss from discontinued operations amounted to Rmb7.8 million in the fiscal year 2003 which was mainly due to the loss on disposal of certain of its subsidiaries which included Double Happiness Tyre Industries Corporation Limited, Yantai C.S.I. Rubber Co., Limited, Shandong C.S.I. Synthetic Fiber Co., Limited and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd.

For the year ended December 31, 2004, the Company recorded a consolidated net income of Rmb181.9 million. This represents a 381.9% increase compared with the consolidated net loss of Rmb64.6 million in 2003.

The Annual General Meeting for China Enterprises Limited will be held in Hong Kong on December 22, 2005.

Based on the record date of December 1, 2005, the Company will dispatch its financial statements for the year ended December 31, 2004 to shareholders on December 13, 2005.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        CHINA ENTERPRISES LIMITED



                                      By    /s/ Yap, Allan
                                         ---------------------------------------
                                            Yap, Allan
                                            Chairman


Dated: December 13, 2005




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